UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-35722

TAOPING INC.

(Translation of registrant’s name in English)

21st Floor, Building 3, Tianjin Science and Technology Plaza

Keyan West Road

Nankai District, Tianjin, 300192

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

Appointment of Mr. Bin Ma as Co-CEO

On March 2, 2026, the board of directors (the “Board”) of Taoping Inc., a British Virgin Islands business company with limited liability (the “Company”) appointed Mr. Bin Ma (“Mr. Ma”) as a Co-Chief Executive Officer (the “Co-CEO”) of the Company (the “Mr. Ma’s Appointment”). As the Co-CEO, Mr. Ma will serve alongside Jianghuai Lin, who will continue as the Company’s Chairman of the Board and the Co-CEO.

Mr. Ma has over two decades of experience in real estate development and corporate management. Since 2023, Mr. Ma has served as Chairman and Chief Executive Officer of Skyladder Group Limited, a Hong Kong company and wholly owned subsidiary of the Company. Since 2016, Mr. Ma has also served as Chairman of Shenzhen Smart Skyladder IoT Limited and Tianjin Haizhi Ronggang Industrial Co., Ltd. Mr. Ma holds a Bachelor’s Degree in Economics from Jinan University. Given his proven track record and wealth of knowledge, the Board believes that Mr. Ma is qualified to serve as the Co-CEO.

In connection with Mr. Ma’s Appointment, the Company has entered into an employment agreement and an indemnification agreement with Mr. Ma, which are attached to this Report on Form 6-K as Exhibits 10.1 and 10.2, respectively.

Mr. Ma (i) was not appointed as the Co-CEO pursuant to any arrangement or understanding with any other person; (ii) does not have a family relationship with any of the Company’s directors or other executive officers; (iii) has not engaged, since the beginning of the Company’s last fiscal year, nor proposes to engage, in any transaction in which the Company was or is a participant other than transactions that have been publicly disclosed by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAOPING INC.

Date: March 3, 2026	By:	/s/ Jianghuai Lin
Jianghuai Lin
Co- Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	Employment Agreement, dated March 2, 2026 between Taoping Inc. and Bin Ma

10.2	Indemnification Agreement, dated March 2, 2026 between Taoping Inc. and Bin Ma